Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-217028

Aberdeen Standard Gold ETF Trust

(the “Trust”)

Supplement dated May 30, 2019 to the Prospectus dated March 30, 2017

This Supplement dated May 30, 2019 amends and supplements the prospectus for the Trust dated March 30, 2017, as supplemented to date (the “Prospectus”), and should be read in conjunction with, and must be delivered with, the Prospectus.

Effective as of the close of business June 20, 2019, Aberdeen Standard Investments ETFs Sponsor LLC, the sponsor of the Trust (the “Sponsor”), has approved: (1) the addition of London, England as a location where the Trust’s Custodian, JPMorgan Chase Bank, N.A. (the “Custodian”), may custody allocated gold bullion deposited with and held by the Trust, and (2) the change in the name of the shares issuable by the Trust (the “Shares”) to remove the reference to “Swiss”, as follows:

Old Name of Shares of Trust	New Name of Shares of Trust
Aberdeen Standard Physical Swiss Gold Shares ETF	Aberdeen Standard Physical Gold Shares ETF

The addition of London as a location where the Trust’s allocated gold may be held does not limit the ability of the Custodian, and/or a firm selected by the Custodian, to continue to hold the Trust’s allocated gold bullion at vaults located in Zurich, Switzerland. The ticker symbol and the CUSIP number for the Trust and its Shares will not change as a result of the name change.

In connection with the above changes, effective as of the close of business June 20, 2019, the Prospectus is hereby amended as follows:

All references in the Prospectus to “Aberdeen Standard Physical Swiss Gold Shares ETF” are replaced with “Aberdeen Standard Physical Gold Shares ETF”, including on the front and back cover pages and in the definition set forth after the defined term “Shares” under “GLOSSARY OF DEFINED TERMS”.

Under “PROSPECTUS SUMMARY – Trust Structure”, the fourth sentence of the fifth paragraph is deleted in its entirety and replaced with the following:

The Custodian holds the Trust’s loco London and loco Zurich allocated gold at the Custodian’s London, England or Zurich, Switzerland vaults on a segregated basis.

Under “PROSPECTUS SUMMARY – Trust Overview”, the second sentence of the second paragraph is deleted in its entirety and replaced with the following:

Some of the distinguishing features of the Trust and its Shares include holding of physical gold bullion, vaulting of Trust gold in London or Zurich, the experience of the Sponsor’s management team, the use of JPMorgan Chase Bank, N.A. as Custodian, third-party vault inspection and the allocation of almost all of the Trust’s gold.

Under “BUSINESS OF THE TRUST – Strategy Behind the Shares”, the “Location of Gold Vault” section is deleted in its entirety and replaced with the following:

•	Location of Gold Vault. The Trust’s custodian holds gold bullion in a secure vault in London or Zurich. This custodial arrangement differentiates the Trust from other Gold ETPs, which may custody gold in locations such as the United States, Canada, the United Kingdom or Singapore or which may use financial instruments to seek their investment objectives. The geographic and political considerations of owning gold in London or Zurich may appeal to certain investors.

Under “BUSINESS OF THE TRUST – Strategy Behind the Shares”, the first sentence of the “Allocated Gold” section is deleted in its entirety and replaced with the following:

The Trust holds physical gold in allocated form with the Custodian in the Custodian’s London or Zurich vaulting premises or at the Zurich vault premises of the Zurich Sub-Custodian.

Under “THE CUSTODIAN – The Custodian’s Role”, the fourth sentence of the first paragraph is deleted in its entirety and replaced with the following:

The Custodian holds at its London, England vault premises that portion of the Trust’s allocated gold to be held in London. The Custodian and/or the Zurich Sub-Custodian hold at their Zurich, Switzerland vault premises that portion of the Trust’s allocated gold to be held in Zurich.

Under “CUSTODY OF THE TRUST’S GOLD”, the first sentence of the first paragraph is deleted in its entirety and replaced with the following:

Custody of the gold bullion deposited with and held by the Trust is provided by the Custodian at the London, England vaults of the Custodian or at the Zurich, Switzerland vaults of the Custodian and/or the Zurich Sub-Custodian, and by other sub-custodians on a temporary basis.

Under “DESCRIPTION OF THE CUSTODY AGREEMENTS – Zurich Sub-Custodian”, the second and third sentences of the first paragraph are deleted in their entirety.

Under “DESCRIPTION OF THE CUSTODY AGREEMENTS – Location and Segregation of Gold; Access”, the first paragraph is deleted in its entirety and replaced with the following:

Gold bullion held for the Trust Allocated Account by the Custodian is held at the Custodian’s London or Zurich vault premises and/or the Zurich Sub-Custodian’s Zurich vault premises. Gold bullion may be temporarily held for the Trust Allocated Account by other sub-custodians selected by the Custodian and by sub-custodians of sub-custodians in vaults located in England, Zurich or in other locations. Where the gold bullion is held for the Trust Allocated Account by any sub-custodian, the Custodian agrees to use commercially reasonable efforts to promptly arrange for the delivery of any such gold bullion held on behalf of the Trust (generally via a loco bullion swap arrangement) to the Custodian’s London or Zurich vault premises or the Zurich Sub-Custodian’s Zurich vault premises at the Custodian’s own cost and risk.

Under “CREATION AND REDEMPTION OF SHARES – Loco London and Loco Zurich Gold Delivery Elections”, the first and second paragraphs are deleted in their entirety and replaced with the following:

Authorized Participants can elect to deliver gold loco London or loco Zurich in connection with the creation of a Basket. Authorized Participants can also elect to receive delivery of gold loco London or loco Zurich in connection with the redemption of a Basket. A Basket creation order that elects a loco London or loco Zurich delivery of gold will cause the Custodian to effect an allocation of such gold to the Trust Allocated Account maintained by the Custodian in its London or Zurich vault premises or by the Zurich Sub-Custodian in its Zurich vault premises. Likewise, a Basket redemption order that elects a loco London or loco Zurich delivery of gold will cause the Custodian to effect a de-allocation of gold necessary to satisfy such redemption requests from the Trust Allocated Account maintained by the Custodian or by the Zurich Sub-Custodian to the Trust Unallocated Account. In the event that there is not sufficient gold in the Trust Allocated Account in London to satisfy loco London redemptions, the Custodian shall de-allocate, or shall cause the Zurich Sub-Custodian to de-allocate, sufficient gold held in the Trust Allocated Account in Zurich and cause a transfer of gold from the Trust Unallocated Account maintained by the Custodian in Zurich to the Authorized Participant Unallocated Account maintained in London. Likewise, in the event that there is not sufficient gold in the Trust Allocated Account in Zurich to satisfy loco Zurich redemptions, the Custodian will initiate the reverse procedure to transfer gold from London to Zurich. These transfers between the London and Zurich unallocated accounts will generally occur pursuant to loco swap arrangements and will not expose the Authorized Participant or the Trust to any additional expense. The Custodian has assumed the responsibility and expenses for loco swap transfers and shall bear any risk of loss related to the gold being transferred. If no loco swap counterparty is available, the Custodian shall arrange, at its own expense and risk, for the physical transportation of gold between the Custodian’s Zurich vault premises and the Custodian’s London vault premises. If such a loco swap or physical transfer is necessary to effect a loco London or loco Zurich redemption, the settlement of loco London or loco Zurich redemption deliveries may be delayed more than two, but not more than five, business days.

Under “CREATION AND REDEMPTION OF SHARES – Redemption Procedures – Delivery of redemption distribution”, the following is added immediately following the second sentence of the first paragraph.

If a loco swap or physical transfer is necessary to effect a loco London or loco Zurich redemption, the redemption distribution due from the Trust will be delivered to the Authorized Participant on or before the fifth business day following such a loco London or loco Zurich redemption order date if, by 10:00 a.m. New York time on the second business day after the loco London or loco Zurich redemption order date, the Trustee’s DTC account has been credited with the Baskets to be redeemed.

Under “CREATION AND REDEMPTION OF SHARES – Creation and Redemption Transaction Fee”, the last sentence of the first paragraph is deleted in its entirety.

The Prospectus remains unchanged in all other respects. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Prospectus.